EXHIBIT 9.1

Consulting Agreement - SKS Consulting of South Florida Corp.

Term of Engagement.

The Engagement shall be effective for a period of twelve (12) months, commencing on January 1, 2007 through December 31, 2007 (the “Term”) between SmarTire Systems Inc. (“SmarTire” or the “Company”) and SKS Consulting of South Florida Corp. (“SKS”). Thereafter, the Engagement shall automatically renew on a month-to-month basis, subject to the right of the Company and/or SKS to terminate the agreement after the initial 12 month period by giving written notice to the other party of at least thirty (30) days prior to the effective termination date ("Termination"). The Initial Term plus any automatic monthly renewals up to the time of Termination shall hereinafter be referred to as the “Term” or the “Term of the Engagement”.

Compensation.

In consideration for the services rendered by SKS to the Company throughout the Term of Engagement, the Company shall compensate SKS as follows:

SmarTire agrees that SKS’s daily remuneration will be $1,000 in cash paid on a weekly basis for time actually spent working on the Company and award SKS 100,000 shares per month at the end of each month for the period January 1, 2007 through December 31, 2007 subject to the waiver of anti-dilution provisions approval by existing debenture holders if the market price of the shares are less than $0.0573 at the date of issuance. In addition, SKS will receive 100,000 warrants per month @ $0.03 per warrant, subject to the waiver of anti-dilution provisions approval by existing debenture holders if the market price of the shares are less than $0.0573 at the time of issuance. For that amount, SKS will make available to the Company at least one week of Mr. O’Leary’s time. As noted above, the cash remuneration will only be paid for time actually spent working on the Company. It is anticipated that this time will be spent at SmarTire offices or elsewhere designated such as investor meetings, marketing opportunities or acquisition candidates.

Successful organizational restructuring by 2/28/07	100,000 warrant

Successful additional short-term financing by 3/31/07	100,000 warrants

Company at monthly breakeven by 12/31/07	200,000 warrants

Stock price at $0.12/share for a consecutive 30 day period	100,000 warrants

Total	500,000 warrants

Approval of SmarTire payments

All payments made by SmarTire are to be approved by SKS.

Shares.  For the time-based SmarTire shares, the parties agree to execute a separate share agreement (“Share Agreement”) within 45 days of the start date of this signed agreement. The share agreement will contain customary terms and provisions for such an agreement, including, but not limited to, provisions for a). “piggy-back” registration rights related to future registration statements unrelated to the registration of the Company’s November 10% convertible debentures and b). an anti-dilution clause.

Warrants. For the time-based $0.03 warrants and the milestone $0.06 warrants in the event that any milestone warrants become issuable to SKS in connection with any milestone event hereunder, the parties agree to execute a separate warrant agreement (“Warrant Agreement”) for the time-based & milestone warrants within 45 days from the start date of this signed agreement. The Warrant Agreement shall be for a term of 5 years from the date of issue and shall contain customary terms and provisions for such an agreement, including, but not limited to, provisions for a).“piggy-back” registration rights related to future registration statements unrelated to the registration of the Company’s November 10% convertible debentures b). an anti-dilution clause and c). a net exercise feature.

Expenses. In addition to any remuneration payable hereunder, the Company shall reimburse SKS, promptly upon submission of documentation evidencing such expenses, for all fees and disbursements of SKS’s travel and out-of-pocket expenses reasonably incurred in connection with the services performed by SKS pursuant to this agreement, including without limitation, airfare, food, and associated expenses. Said expenses shall not exceed $3,000 in any 30-day period of the term unless approved in writing by an officer, director or other authorized designee of the Company.

Termination. After a period of twelve (12) months has lapsed from the start date, the Company or SKS shall have the right to terminate the Engagement by giving written notice to the other party at least thirty (30) days prior to the effective termination date ("Termination"). Upon such a Termination, the Company shall promptly pay all outstanding invoices owed to SKS.

Withholding taxes. As required by Canadian tax law, the Company will withhold 15% of fees not including expenses paid to SKS Consulting for work performed in Canada to remit to Canada Revenue Agency.

Non-Disclosure Agreement.

Definition of “Confidential Information”. Confidential Information means proprietary information relating to the Company which is not generally known and available to the public, and includes (without limitation): Trade Secrets (as defined below) and information relating to trade methods; methods of doing business; research and development; invention; the identity, prior requirements, and present or future particular needs, of clients of the Company; the identity of and background information about purchasing, contracting, recruitment, and management personnel of clients of the Company; all orders, bids, and quotations, with or related to past, present and prospective clients of the Company and all clients and prospect files, lists, records, studies, surveys, reports, correspondence and similar materials related to the foregoing; the identity, particular skills, work history and evaluations of personnel, including personnel listed in any database of the Company, especially their most recent work history and skills; profit margins, and pricing policies and practices, in general and as to particular clients; sales and marketing techniques, history, data forecasts, and material, in general and as to particular clients; development plans; and personnel training techniques and materials; and information in respect of which the Company is bound by an obligation of confidence to a third party.

Definition of "Trade Secrets". Trade secrets shall mean all information, whether or not Confidential Information, included within the definition of "Trade Secrets" under the law of any state in which SKS provides services for the Company or, in the absence of any such definition, as defined in the Uniform Trade Secrets Act

Acknowledgement of SKS. SKS acknowledges that all Confidential Information is owned by and shall continue to be owned by the Company.

Return of Property. Upon the termination of this Agreement, regardless of why the Agreement terminates, upon written request by the Company, SKS shall return to the Company and/or certify that it has been deleted from SKS’s computer all Confidential Information indicated by the Company in its notice letter as well as any other confidential Information that SKS is aware that it has, in whatever form it exists, including all copies thereof.. The Company agrees that so long as SKS has made a good faith effort to return all such Confidential Information, SKS shall be deemed to have complied with these provisions. The Company may at anytime call to SKS’s attention that it has not received certain additional Confidential Information back and SKS shall promptly search for such additional Confidential Information and return it to the Company. The Company agrees that SKS may delete any information that is proprietary to SKS that may be contained within the Company’s Confidential Information prior to SKS returning it to the Company.

Non-Disclosure. SKS agrees that, during the term of the agreement, unless the Company has consented, or unless required by law, a court or agency of the government, SKS will not reveal or disclose any such Confidential Information to any third party; provided, however, that SKS is authorized to disclose such Confidential Information in connection with a potential transaction in a manner consistent with customary industry practices in connection with the provision of services under this agreement. SKS further agrees that for a period of twelve (12) months after the termination of this agreement, regardless of the reason for such termination, SKS will not reveal or disclose any such Confidential Information to any third party unless the Company has consented, or unless required by law, a court or agency of the government. Neither the previous paragraph nor any restriction, non-disclosure or use limitation or other obligation contained in this agreement shall apply to any information, data or item of any kind which is: (i) in the public domain, through no action of SKS; (ii) already known by SKS at the time it is provided to him by the Company; (iii) disclosed to SKS by any person or entity not known by it to be under an obligation of confidentiality to Company; or (iv) independently developed or derived by SKS.

Non-Hire. SKS also shall not, during and at any time prior to two years after termination of this agreement, directly or indirectly, on behalf of any trade or business that is competitive with the business of the Company, as it then exists, aid or endeavor to solicit or induce then remaining employees of the Company to leave their employment with the Company in order to accept employment with another person or entity.

Agreed by:

SKS Consulting of South Fl. Corp.    SmarTire Systems Inc.

/s/ George O'Leary                                                        /s/ Jeff Finkelstein
George O’Leary, President     Jeff Finkelstein, CFO

January 23, 2007                                                            January 23, 2007
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